UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of March 2015

Commission File Number:  001-16601

FRONTLINE LTD.
(Translation of registrant's name into English)

Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the press release of Frontline Ltd. (the "Company"), dated February 26, 2015 containing the Company's fourth quarter and full year 2014 results.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRONTLINE LTD. (registrant)

Dated: March 3, 2015	By:	/s/ Inger M. Klemp
Name: Inger M. Klemp
Title: Principal Financial Officer

EXHIBIT 1
FRONTLINE LTD.
FOURTH QUARTER AND FULL YEAR 2014 RESULTS

Highlights
•	Frontline reports a net loss attributable to the Company of $13.0 million for the fourth quarter of 2014, equivalent to a loss per share of $0.12.
•	Frontline reports a net loss attributable to the Company of $13.7 million for the fourth quarter of 2014, when excluding a non-cash gain of $40.3 million arising on the termination of the charter parties for Front Opalia, Front Comanche and Front Commerce, a non-cash gain of $1.5 million arising on the convertible bond buy back in October and a non-cash loss of $41.1 million arising on the convertible bond swaps in October and December, equivalent to a loss per share of $0.13.
•	Frontline reports a net loss attributable to the Company of $162.9 million for the year ended December 31, 2014, equivalent to a loss per share of $1.63.
•	Frontline reports a net loss attributable to the Company of $37.9 million for the year ended December 31, 2014, when excluding 'one time' gains and losses equivalent to a loss per share of $0.38.
•	Frontline agreed with Ship Finance in July 2014 to terminate the long term charter parties for the 1999 built VLCCs Front Opalia, Front Comanche and Front Commerce and Ship Finance simultaneously sold the vessels to unrelated third parties. The charter parties for the Front Commerce, Front Comanche and Front Opalia terminated on November 4, November 12 and November 19, respectively.
•	In October 2014, the Company bought $17.8 million notional principal of its 4.50% Convertible Bond Issue 2010/2015 at a purchase price of 91.654%.
•	In October and December 2014, the Company entered into private agreements to exchange $45.5 million of the Company's 4.50% Convertible Bond for an aggregate of 12,996,476 shares and an aggregate cash payment of $19.6 million plus accrued interest.
•	In January 2015, Frontline took delivery of its second and final Suezmax newbuilding, Front Idun.
•	Frontline issued 10,009,703 and 902,744 new shares under its ATM program during January 2015 and February 2015, respectively.
•	In January 2015, the Company's ATM program was increased to having aggregate sales proceeds of up to $150.0 million, from up to $100.0 million.
•	In February 2015, the Company bought $33.3 million notional principal of its 4.50% Convertible Bond Issue 2010/2015 at a purchase price of 99%.
Fourth Quarter and Full Year 2014 Results
The Board of Frontline Ltd. (the "Company" or "Frontline") announces a net loss attributable to the Company of $13.0 million in the fourth quarter, equivalent to a net loss per share of $0.12, compared with a net loss of $59.6 million for the third quarter, equivalent to a loss per share of $0.60. Net income attributable to the Company in the fourth quarter includes a non-cash gain of $40.3 million arising on the termination of the charter parties for Front Opalia, Front Comanche and Front Commerce, a non-cash gain of $1.5 million arising on the convertible bond buy back in October and a non-cash loss of $41.1 million arising on the convertible bond swaps in October and December. The net loss attributable to the Company in the third quarter includes a vessel impairment loss of $41.5 million and a loss arising on the de-consolidation of the Windsor group of $12.4 million.

The average daily time charter equivalents ("TCEs") earned in the spot and period market in the fourth quarter by the Company's VLCCs and Suezmax tankers were $27,900 and $26,000 compared with $24,600 and $18,600 in the preceding quarter. The spot earnings for the Company's VLCCs and Suezmax vessels were $27,400 and $27,200 compared with $23,900 and $19,500 in the preceding quarter.

Contingent rental expense represents amounts accrued following changes to certain charter parties in December 2011 and increased in the fourth quarter as compared to the third quarter primarily due to an increase in actual spot market rates.

Interest expense, net of capitalized interest, was $15.4 million in the fourth quarter of which $0.8 million relates to the Company's subsidiary Independent Tankers Corporation Limited ("ITCL").

Frontline announces a net loss attributable to the Company of $162.9 million for the year ended December 31, 2014, equivalent to a loss per share of $1.63 compared with a net loss attributable to the Company of $188.5 million for the year ended December 31, 2013, equivalent to a loss per share of $2.36. Frontline reports a net loss of $37.9 million for the year ended December 31, 2014, equivalent to a loss per share of $0.38 when the following 'one time' gains and losses are excluded - impairment losses and loss on de-consolidation of the Windsor group of $110.1 million, a non-cash gain of $40.3 million arising on the termination of the charter parties for Front Opalia, Front Comanche and Front Commerce, a non-cash gain of $1.5 million arising on the convertible bond buy back in October, a non-cash loss of $41.1 million arising on the convertible bond swaps in October and December and a loss of $15.7 million incurred in the first quarter on the sale of Ulysses. The average daily TCEs earned in the spot and period market in the year ended December 31, 2014 by the Company's VLCCs and Suezmax tankers were $24,800 and $21,100 compared with $17,400 and $13,400 in the year ended December 31, 2013. The spot earnings for the Company's VLCCs and Suezmax vessels were $24,100 and $21,500 in the year ended December 31, 2014 compared with $15,400 and $13,400, respectively, in the year ended December 31, 2013.

As of December 31, 2014, the Company had total cash and cash equivalents of $64.1 million and restricted cash of $42.1 million. Restricted cash includes $41.1 million relating to deposits in ITCL.

In February 2015, the Company estimates average total cash cost breakeven rates for the remainder of 2015 on a TCE basis for VLCCs and Suezmax tankers of approximately $26,400 and $19,400, respectively.

Fleet Development

In September 2014, the Company agreed to sell the VLCC Ulriken (ex Antares Voyager) to an unrelated third party and recorded an impairment loss of $12.4 million in the third quarter. The vessel was delivered to the new owners in October 2014.

Pursuant to an early termination agreement between three of the Company's subsidiaries, which were accounted for under the equity method, and Chevron; (1) the bareboat charters for the Altair Voyager, Cygnus Voyager and Sirius Voyager were terminated as of October 1, 2014; (2) the charter hire payments paid in connection with the early termination agreement were used to redeem the remaining outstanding debt related to these vessels; and (3) the three vessels were sold. This transaction was cash neutral to the Company, except for an amount of $0.6 million which became available to the Company.

The charter parties for the Front Commerce, Front Comanche and Front Opalia terminated on November 4, November 12 and November 19, respectively. These terminations resulted in a non-cash gain of $40.3 million in the fourth quarter.

Newbuilding Program

At December 31, 2014, the Company had one Suezmax newbuilding contract and was committed to make newbuilding installments of $40.9 million. The Company took delivery of this newbuilding, Front Idun, in January 2015 and drew down the remaining $30.0 million balance on its $60.0 million term loan facility in order to part finance this vessel.

Corporate

In October 2014, the Company bought $17.8 million notional principal of its 4.50% Convertible Bond Issue 2010/2015 at a purchase price of 91.654%. This transaction resulted in a non-cash gain of $1.5 million in the fourth quarter.

In October 2014 and December 2014, the Company entered into private agreements to exchange $45.5 million of the outstanding principal amount of the Company's 4.50% Convertible Bond Issue 2010/2015 for an aggregate of 12,996,476 shares and a cash payment of $19.6 million plus accrued interest. These bond exchanges resulted in a non-cash loss of $41.1 million in the fourth quarter.

The Company had an issued share capital at December 31, 2014 of $112,342,989 divided into 112,342,989 ordinary shares (December 31, 2013: $86,511,713 divided into 86,511,713 ordinary shares). The weighted average number of shares outstanding for the quarter was 105,667,604.

In January 2015, the Company filed with the United States Securities and Exchange Commission a prospectus supplement covering the second amendment and restatement of its previously announced equity distribution agreement with Morgan Stanley & Co. LLC, ("Morgan Stanley"), under which the amount of new ordinary shares the Company may offer and sell, at any time and from time to time through Morgan Stanley in an at-the-market offering, was increased to having aggregate sales proceeds of up to $150.0 million, from up to $100.0 million.

Frontline issued 10,009,703 and 902,744 new shares under the ATM during January 2015 and February 2015, respectively. Following such issuance, Frontline has an issued share capital of $123,255,436 divided into 123,255,436 ordinary shares.

In February 2015, the Company bought $33.3 million notional principal of its 4.50% Convertible Bond Issue 2010/2015 at a purchase price of 99%.

The Market

The market rate for a VLCC trading on a standard 'TD3' voyage between the Arabian Gulf and Japan in the fourth quarter of 2014 was WS 52, representing an increase of WS 7 points from the third quarter of 2014 and WS 1 point lower than the fourth quarter of 2013. The flat rate decreased by 6.7 percent from 2013 to 2014.

The market rate for a Suezmax trading on a standard 'TD5' voyage between West Africa and Philadelphia in the fourth quarter of 2014 was WS 87, representing an increase of WS 16 points from the third quarter of 2014 and an increase of WS 21 points from the fourth quarter of 2013. The flat rate decreased by 6 percent from 2013 to 2014.

Bunkers at Fujairah averaged $447/mt in the fourth quarter of 2014 compared to $598/mt in the third quarter of 2014. Bunker prices varied between a high of $568/mt on the 1st of October and a low of $320/mt on December 19th.

The International Energy Agency's ("IEA") February 2015 report stated an OPEC crude production of 30.5 million barrels per day (mb/d) in the fourth quarter of 2014. This was unchanged from third quarter of 2014.

The IEA estimates that world oil demand averaged 93.5 mb/d in the fourth quarter of 2014, which is an increase of 0.4 mb/d compared to the previous quarter. IEA estimates that world oil demand in 2015 will be 93.4 mb/d, representing an increase of 1.1 percent or 1 mb/d from 2014.

The VLCC fleet totalled 638 vessels at the end of the fourth quarter of 2014, four vessels up from the previous quarter. Five VLCCs were delivered during the quarter, one was removed. The order book counted 82 vessels at the end of the fourth quarter, which represents approximately 13 percent of the VLCC fleet.
The Suezmax fleet totalled 450 vessels at the end of the fourth quarter, same as at the end of the previous quarter. Two vessels were delivered during the quarter whilst two were removed. The order book counted 63 vessels at the end of the fourth quarter, which represents approximately 14 percent of the Suezmax fleet.

Strategy and Outlook

In the fourth quarter of 2014 and in the first quarter of 2015, the Company reduced the outstanding balance on its convertible bond loan, which matures in April 2015, from $190.0 million at September 30, 2014 to $93.4 million through bond buy backs and debt/equity swaps. Based on existing cash resources, cash expected to be generated from operations and monetizing or borrowing against shares in Frontline 2012 Ltd., the Board is confident that Frontline will be able to repay all of its convertible bond loan in April 2015.

The target is to rebuild Frontline into a leading tanker company.

The continued positive development in the crude tanker market into the first quarter is likely to give an improved operating result (excluding one time gains and losses) in the first quarter.

Forward Looking Statements

This press release contains forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including Frontline management's examination of historical operating trends. Although Frontline believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, Frontline cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Important factors that, in the Company's view, could cause actual results to differ materially from those discussed in this press release include the strength of world economies and currencies, general market conditions including fluctuations in charter hire rates and vessel values, changes in demand in the tanker market as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in the Company's operating expenses including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the United States Securities and Exchange Commission.

The Board of Directors
Frontline Ltd.
Hamilton, Bermuda
February 25, 2015

Questions should be directed to:
Robert Hvide Macleod: Chief Executive Officer, Frontline Management AS
+47 23 11 40 84
Inger M. Klemp: Chief Financial Officer, Frontline Management AS
+47 23 11 40 76

FRONTLINE LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

2013 Oct-Dec	2014 Oct-Dec	CONDENSED CONSOLIDATED INCOME STATEMENTS (in thousands of $)	2014 Jan-Dec	2013 Jan-Dec
143,571	135,099	Total operating revenues	559,688	517,190
13,826	40,347	Gain on sale of assets and amortization of deferred gains	24,620	23,558
80,170	63,881	Voyage expenses and commission	286,367	299,741
23,221	18,668	Ship operating expenses	89,674	109,872
1,709	16,131	Contingent rental expense (income)	36,900	(7,761)
-	-	Charter hire expenses	-	4,176
8,460	10,962	Administrative expenses	40,787	31,628
-	-	Impairment loss on vessels	97,709	103,724
23,421	16,906	Depreciation	81,471	99,802
136,981	126,548	Total operating expenses	632,908	641,182
20,416	48,898	Net operating (loss) income	(48,600)	(100,434)
2	15	Interest income	47	83
(22,417)	(15,391)	Interest expense	(75,825)	(90,718)
493	(7,170)	Share of results from associated companies	3,866	13,539
32	(60)	Foreign currency exchange (loss) gain	(179)	(92)
-	-	Mark to market loss on derivatives	-	(585)
(12,654)	(41,067)	Debt conversion expense	(41,067)	(12,654)
-	1,486	Gain on bond buy back	1,486	-
-	-	Loss from de-consolidation of subsidiaries	(12,415)	-
328	430	Other non-operating items	1,486	1,267
(13,800)	(12,859)	Net loss before tax and noncontrolling interest	(171,201)	(189,594)
(9)	(268)	Taxes	(459)	(284)
(13,809)	(13,127)	Net loss from continuing operations	(171,660)	(189,878)
(188)	-	Net loss from discontinued operations	-	(1,204)
(13,997)	(13,127)	Net loss	(171,660)	(191,082)
966	151	Net loss attributable to noncontrolling interest	8,722	2,573
(13,031)	(12,976)	Net loss attributable to Frontline Ltd.	(162,938)	(188,509)

$(0.15)	$(0.12)	Basic loss per share attributable to Frontline Ltd.	$(1.63)	$(2.36)

		Income on time charter basis ($ per day)*
22,400	27,900	VLCC	24,800	17,400
12,900	26,000	Suezmax	21,100	13,400
		Basis = Calendar days minus off-hire. Figures after deduction of broker commission.

2013 Oct-Dec	2014 Oct-Dec	CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (in thousands of $)	2014 Jan-Dec	2013 Jan-Dec
(13,997)	(13,127	Net loss	(171,660)	(191,082)
971	(1,291)	Unrealized (loss) gain from marketable securities	(980)	915
18	46	Foreign currency translation gain (loss)	25	(63)
989	(1,245)	Other comprehensive loss	(955)	852
(13,008)	(14,372)	Comprehensive loss	(172,615)	(190,230)
(12,042)	(14,221)	Comprehensive loss attributable to Frontline Ltd.	(163,893)	(187,657)
(966)	(151)	Comprehensive loss attributable to noncontrolling interest	(8,722)	(2,573)
(13,008)	(14,372)		(172,615)	(190,230)

See accompanying notes that are an integral part of these condensed consolidated financial statements.

FRONTLINE LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

CONDENSED CONSOLIDATED BALANCE SHEETS (in thousands of $)	2014 Dec 31	2013 Dec 31
ASSETS
Short term
Cash and cash equivalents	64,080	53,759
Restricted cash	42,074	68,363
Other current assets	127,089	138,031
Long term
Newbuildings	15,469	29,668
Vessels and equipment, net	56,624	264,804
Vessels under capital lease, net	550,345	704,808
Investment in finance lease	45,790	48,819
Investment in unconsolidated subsidiaries and associated companies	60,000	58,658
Other long-term assets	708	695
Total assets	962,179	1,367,605

LIABILITIES AND EQUITY
Short term liabilities
Short term debt and current portion of long term debt	165,357	22,706
Current portion of obligations under capital lease	78,989	46,930
Other current liabilities	84,242	61,136
Long term liabilities
Long term debt	137,452	508,970
Obligations under capital lease	564,692	742,418
Other long term liabilities	2,096	3,496
Commitments and contingencies
Equity
Frontline Ltd. equity	(70,981)	(26,952)
Noncontrolling interest	332	8,901
Total equity	(70,649)	(18,051)
Total liabilities and equity	962,179	1,367,605

See accompanying notes that are an integral part of these condensed consolidated financial statements.

FRONTLINE LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

2013 Oct-Dec	2014 Oct-Dec	CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (in thousands of $)	2014 Jan-Dec	2013 Jan-Dec
		OPERATING ACTIVITIES
(13,997)	(13,127)	Net loss	(171,660)	(191,082)
		Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
24,242	17,094	Depreciation and amortization	83,727	102,185
29	110	Unrealized foreign currency exchange gain	113	20
(13,826)	(40,347)	Gain on sale of assets and amortization of deferred gains	(24,620)	(22,711)
744	4,878	Contingent rental expense (income)	4,237	(8,726)
(493)	7,170	Equity (earnings) losses of associated companies	(3,866)	(13,539)
-	-	Impairment losses	97,709	103,724
-	-	Loss from de-consolidation of subsidiaries	12,415	-
12,654	41,067	Debt conversion expense	41,067	12,654
12	(77)	Provision for doubtful debts	68	55
-	(1,486)	Gain on bond buy back	(1,486)	-
(122)	(324)	Other, net	(1,375)	(529)
(3,012)	(17)	Change in operating assets and liabilities	17,065	(24,735)
6,231	14,941	Net cash provided by (used in) operating activities	53,394	(42,684)

		INVESTING ACTIVITIES
(9,127)	(25,967)	Change in restricted cash	8,396	19,143
(813)	(349)	Additions to newbuildings, vessels and equipment	(44,990)	(2,504)
578	685	Finance lease payments received	2,555	2,156
-	638	Impact of reconsolidation of subsidiaries	638	-
-	23,363	Net proceeds from sale of vessels and equipment and shares in subsidiary	53,136	-
-	-	Net investment in associated companies	2,019	(5,509)
(9,362)	(1,630)	Net cash provided by (used in) investing activities	21,754	13,286

		FINANCING ACTIVITIES
3,312	-	Net proceeds from issuance of shares	52,934	4,802
-	(18)	Proceeds from long-term debt, net of fees paid	29,372	19,798
(2,250)	(36,377)	Repayment of long-term debt	(90,612)	(23,781)
(12,160)	(5,583)	Repayment of capital leases	(39,918)	(50,345)
(10,889)	(10,500)	Lease termination payments	(10,500)	(4,518)
(402)	(1,352)	Payment of related party loan note	(6,103)	(402)
(22,389)	(53,830)	Net cash used in financing activities	(64,827)	(54,446)

(25,520)	(40,519)	Net change in cash and cash equivalents	10,321	(83,844)
79,279	104,599	Cash and cash equivalents at start of period	53,759	137,603
53,759	64,080	Cash and cash equivalents at end of period	64,080	53,759

See accompanying notes that are an integral part of these condensed consolidated financial statements.

 FRONTLINE LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (in thousands of $ except number of shares)	2014 Jan-Dec	2013 Jan-Dec

NUMBER OF SHARES OUTSTANDING
Balance at beginning of period	86,511,713	77,858,502
Shares issued	25,831,276	8,653,211
Balance at beginning and end of period	112,342,989	86,511,713

SHARE CAPITAL
Balance at beginning of period	86,512	194,646
Capital reduction	-	(116,788)
Shares issued	25,831	8,654
Balance at end of period	112,343	86,512

ADDITIONAL PAID IN CAPITAL
Balance at beginning of period	149,985	821
Capital reduction	-	116,788
Stock option expense	37	161
Shares issued	40,091	3,285
Debt-for equity exchange	54,008
Loss on sale of subsidiary	(103)	-
Net share premium arising on debt conversion	-	28,930
Balance at end of period	244,018	149,985

CONTRIBUTED SURPLUS
Balance at beginning and end of period	474,129	474,129

ACCUMULATED OTHER COMPREHENSIVE LOSS
Balance at beginning of period	(3,303)	(4,155)
Other comprehensive (loss) income	(955)	852
Balance at end of period	(4,258)	(3,303)

RETAINED DEFICIT
Balance at beginning of period	(734,275)	(545,766)
Net loss	(162,938)	(188,509)
Balance at end of period	(897,213)	(734,275)

FRONTLINE LTD. EQUITY	(70,981)	(26,952)

NONCONTROLLING INTEREST
Balance at beginning of period	8,901	11,474
Impact of sale of shares in subsidiary	153	-
Net loss	(8,722)	(2,573)
Balance at end of period	332	8,901

TOTAL EQUITY	(70,649)	(18,051)

See accompanying notes that are an integral part of these condensed consolidated financial statements.

FRONTLINE LTD.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	GENERAL

Frontline Ltd. (the "Company" or "Frontline") is a Bermuda based shipping company engaged primarily in the ownership and operation of oil tankers. The Company's ordinary shares are listed on the New York Stock Exchange, the Oslo Stock Exchange and the London Stock Exchange.

2.	ACCOUNTING POLICIES

Basis of accounting
The condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States. The condensed consolidated financial statements do not include all of the disclosures required in the annual consolidated financial statements, and should be read in conjunction with the Company's annual financial statements as at December 31, 2013.

Significant accounting policies
The accounting policies adopted in the preparation of the condensed consolidated financial statements are consistent with those followed in the preparation of the Company's annual consolidated financial statements for the year ended December 31, 2013.

3.    DEBT

In October 2014, the Company bought $17.8 million notional principal of its 4.50% Convertible Bond Issue 2010/2015 at a purchase price of 91.654%. This transaction resulted in a non-cash gain of $1.5 million in the fourth quarter.

In October 2014, the Company entered into a private agreement to exchange $23.0 million of the Company's 4.50% Convertible Bond Issue 2010/2015 for an aggregate of 8,251,724 shares and a cash payment of $10 million plus accrued interest. In December 2014, the Company entered into a private agreement to exchange $22.5 million of the Company's 4.50% Convertible Bond Issue 2010/2015 for an aggregate of 4,744,752 shares and a cash payment of $9.6 million plus accrued interest. This transaction and the bond exchange in October 2014 resulted in a non-cash loss of $41.1 million in the fourth quarter.

As of December 31, 2014, $126.7 million was outstanding on the Company's convertible bond debt (December 31, 2013: $190.0 million). The conversion price of the Company's convertible bonds at December 31, 2014 and December 31, 2013 was $36.5567.

4.    SHARE CAPITAL

In October and December 2014, the Company entered into private agreements to exchange $45.5 million of the Company's 4.50% Convertible Bond for an aggregate of 12,996,476 shares and an aggregate cash payment of $19.6 million plus accrued interest.

The Company issued 12,834,800 new ordinary shares under its ATM program in the year ended December 31, 2014.

The Company had an issued share capital at December 31, 2014 of $112,342,989 divided into 112,342,989 ordinary shares (December 31, 2013: $86,511,713 divided into 86,511,713 ordinary shares).

5.    RELATED PARTY TRANSACTIONS

The Company's most significant related party transactions are with Ship Finance International Limited ("Ship Finance"), a company under the significant influence of our principal shareholder, as the Company leases the majority of its vessels from Ship Finance and pays Ship Finance contingent rental expense and profit share based on the earnings of these vessels.

Amounts earned from other related parties comprise office rental income, technical and commercial management fees, newbuilding supervision fees, freights, corporate and administrative services income and interest income. Amounts paid to related parties comprise primarily rental for office space and guarantee fees.

6.    COMMITMENTS AND CONTINGENCIES

At December 31, 2014, the Company had one Suezmax newbuilding contract and was committed to make newbuilding installments of $40.9 million.

7.    SUBSEQUENT EVENTS

In January 2015, the Company took delivery of its second and final Suezmax newbuilding, Front Idun, and drew down the remaining $30.0 million balance on its $60.0 million term loan facility in order to part finance this vessel.

In January 2015 and February 2015, the Company issued 10,009,703 and 902,744 ordinary shares, respectively, pursuant to its equity distribution agreement. Following such issuance, the Company has an issued share capital of $123,255,436 divided into 123,255,436 ordinary shares.

In January 2015, the Company filed with the United States Securities and Exchange Commission a prospectus supplement covering the second amendment and restatement of its previously announced equity distribution agreement with Morgan Stanley & Co. LLC, ("Morgan Stanley"), under which the amount of new ordinary shares the Company may offer and sell, at any time and from time to time through Morgan Stanley in an at-the-market offering, was increased to having aggregate sales proceeds of up to $150.0 million, from up to $100.0 million.
In January 2015, a wholly-owned subsidiary of the Company repaid $36.7 million of indebtedness in connection with the issuance of term notes by subsidiaries of ITCL following the sale of the Ulriken. Repayment was made from the net sale proceeds and restricted cash held by subsidiaries of ITCL.
In February 2015, the Company bought $33.3 million notional principal of its 4.50% Convertible Bond Issue 2010/2015 at a purchase price of 99%.